UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

YAK COMMUNICATIONS INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

984208 20 7 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 984208 20 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Anthony Heller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 944,800 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 944,800 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer

The name of the Issuer is Yak Communications Inc. a corporation organized under the laws of Florida.

	(b)	Address of Issuer’s Principal Executive Office:

300 Consilium Place, Suite 500, Toronto, Ontario M1H 3G2

Item 2.	(a)	Name of Person Filing

Anthony Heller

	(b)	Address of Principal Business Office, or if none, Residence:

77 Caribou Road, Toronto, Ontario M5N 2A7

	(c)	Citizenship

Mr. Heller is a citizen of Canada.

	(d)	Title of Class of Securities

Common Stock of Yak Communications Inc., no par value.

	(e)	CUSIP Number:

984208 20 7

Item 3.	Not Applicable.

Item 4.	Ownership

(a)

Amount Beneficially Owned:

944,800 shares, which includes 400,000 shares held in the name of 1054311 Ontario Limited and 254,000 shares held in the name of Helmsbridge Holdings, Ltd., corporations controlled by Mr. Heller.

(b) Percent of Class: The aggregate of 944,800 shares represents 7.3% of the Issuer’s outstanding Common Stock as of December 31, 2004.

(c) Number of shares as to which Mr. Heller has:

(i) Sole power to vote or direct vote: 944,800 shares

(ii) Shared power to vote or direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 944,800 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: ☐.

Item 6.	Ownership of Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005	By:	/s/ Anthony Heller
Anthony Heller

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